telephone (775) 284-3709

September 24, 2009

Attention: Craig Wilson

Re: Private Secretary

File No. 333-156421

Dear Mr. Wilson

Thanks you for your letter dated September 1, 2009. The Company has hired the firm of Seale and Beers CPA’s as the Company’s new auditor to audit the company’s year-end of for inclusion in the company’s S-1 for September 31, 2009. Seale and Beers has been unable to give the Company a firm date as to when the audit will be completed but has suggested it will take approximately 2 to 3 weeks from year end.

The Company also acknowledges that it is responsible for the adequacy and accuracy of its disclosures in its filings.

The Company also acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

//Maureen Cotton//

President & CEO